Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact:
Rebecca Liu
Investor Relations
51job, Inc.
+(86-21) 6879-6250
ir@51job.com

51job, Inc. Reports First Quarter 2013 Financial Results

SHANGHAI, China, May 9, 2013 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today its unaudited financial results for the first quarter of 2013 ended March 31, 2013.

First Quarter 2013 Financial Highlights:
- Total revenues of RMB380.4 million (US$61.2 million), a 0.1% decrease compared to Q1 2012 and within the Company’s guidance range
- Online recruitment services revenues increased 8.3% over Q1 2012 to RMB248.0 million (US$39.9 million)
- Gross margin was 72.8% compared with 72.4% in Q1 2012
- Income from operations of RMB115.5 million (US$18.6 million), a 11.7% decrease compared to Q1 2012
- Fully diluted earnings per common share were RMB1.82 (US$0.59 per ADS)
- Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted fully diluted earnings per common share were RMB2.07 (US$0.67 per ADS), within the Company’s guidance range
- Cash and short-term investments increased to RMB2,808.2 million (US$452.2 million) as of March 31, 2013

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “Although the late Chinese New Year holiday meaningfully delayed the recruitment peak season and affected the amount of revenues we were able to capture in the first quarter, we have observed a solid increase in hiring activity and improved sentiment among employers in 2013. The acceleration in the growth of online employers was especially encouraging as we stepped up our customer acquisition efforts and strengthened our market leadership position. For this year, we remain focused on expanding our customer base, deepening relationships with HR departments for cross-selling opportunities, and innovating new products to increase user engagement and effectiveness for our corporate clients and individuals alike.”

First Quarter 2013 Unaudited Financial Results
Total revenues for the first quarter ended March 31, 2013 were RMB380.4 million (US$61.2 million), a decrease of 0.1% from RMB380.8 million for the same quarter in 2012.

Online recruitment services revenues for the first quarter of 2013 were RMB248.0 million (US$39.9 million), representing an 8.3% increase from RMB229.1 million for the same quarter of the prior year. The growth was principally due to an increase in the number of unique employers using the Company’s online recruitment services, which was partially offset by a decrease in average revenue per unique employer. Unique employers increased 20.3% to 206,329 in the first quarter of 2013 compared with 171,545 in the same quarter of the prior year driven by customer acquisition efforts and the growing usage of online recruitment services by employers. However, average revenue per unique employer decreased 10.0% in the first quarter of 2013 as compared to the same quarter in 2012 due to a greater number of new customers and employers who purchased lower priced services.

Print advertising revenues for the first quarter of 2013 decreased 48.1% to RMB24.8 million (US$4.0 million) compared with RMB47.8 million for the same quarter in 2012 primarily due to the ongoing shift in demand away from print advertising services. The estimated number of print advertising pages generated in the first quarter of 2013 declined 48.5% to 595 from 1,155 pages in the same quarter in 2012. In addition, due to the Company’s strategic decision to discontinue certain newspaper editions, the number of cities where 51job Weekly is published decreased to six as of March 31, 2013 compared with eleven cities as of March 31, 2012.

Other human resource related revenues for the first quarter of 2013 increased 3.5% to RMB107.5 million (US$17.3 million) from RMB103.9 million in the same quarter of 2012 primarily due to greater customer adoption of business process outsourcing services, which was partially offset by a decrease in revenues from training and executive search services attributed to the late Chinese New Year holiday.

Gross profit for the first quarter of 2013 increased 0.8% to RMB265.4 million (US$42.7 million) from RMB263.3 million for the same quarter of the prior year. Gross margin, which is gross profit as a percentage of net revenues, was 72.8% in the first quarter of 2013 compared with 72.4% in the same quarter in 2012.

Operating expenses for the first quarter of 2013 increased 13.1% to RMB149.9 million (US$24.1 million) from RMB132.5 million for the same quarter of 2012. Operating expenses as a percentage of net revenues was 41.1% for the first quarter of 2013 compared with 36.4% for the first quarter of 2012. Sales and marketing expenses for the first quarter of 2013 increased 12.2% to RMB101.4 million (US$16.3 million) from RMB90.4 million for the same quarter of the prior year primarily due to higher employee compensation expenses, headcount additions, and greater advertising and promotional expenses. General and administrative expenses for the first quarter of 2013 increased 14.9% to RMB48.4 million (US$7.8 million) from RMB42.2 million in the first quarter of 2012 primarily due to higher employee compensation, rental, office and depreciation expenses.

Income from operations for the first quarter of 2013 decreased 11.7% to RMB115.5 million (US$18.6 million) from RMB130.8 million for the same quarter of the prior year. Operating margin, which is income from operations as a percentage of net revenues, was 31.7% in the first quarter of 2013 compared with 36.0% in the same quarter of 2012. Excluding share-based compensation expense, operating margin would be 35.4% in the first quarter of 2013 compared with 39.2% in the same quarter of 2012.

Net income for the first quarter of 2013 decreased 9.7% to RMB108.8 million (US$17.5 million) from RMB120.5 million for the same quarter in 2012. Fully diluted earnings per common share for the first quarter of 2013 were RMB1.82 (US$0.29) compared with RMB2.03 for the same quarter in 2012. Fully diluted earnings per ADS for the first quarter of 2013 were RMB3.64 (US$0.59) compared with RMB4.06 in the first quarter of 2012.

In the first quarter of 2013, the Company recognized total share-based compensation expense of RMB13.5 million (US$2.2 million) compared with RMB11.7 million in the first quarter of 2012. The Company also recognized a loss from foreign currency translation of RMB1.4 million (US$0.2 million) in the first quarter of 2013 compared with RMB0.2 million in the first quarter of 2012.

Excluding share-based compensation expense and loss from foreign currency translation as well as their related tax impact, non-GAAP adjusted net income for the first quarter of 2013 decreased 6.6% to RMB123.7 million (US$19.9 million) compared with RMB132.3 million for the first quarter of 2012. Non-GAAP adjusted fully diluted earnings per common share were RMB2.07 (US$0.33) in the first quarter of 2013 compared with RMB2.23 in the first quarter of 2012. Non-GAAP adjusted fully diluted earnings per ADS in the first quarter of 2013 were RMB4.14 (US$0.67) compared with RMB4.46 in the first quarter of 2012.

As of March 31, 2013, the Company had cash and short-term investments totaling RMB2,808.2 million (US$452.2 million) compared with RMB2,531.4 million as of December 31, 2012. Short-term investments consist of certificates of deposit with original maturities from three months to one year.

Business Outlook
Based on current market conditions and an expected year-over-year decrease in print advertising revenues as the Company transitions away from this business, the Company’s revenue target for the second quarter of 2013 is in the estimated range of RMB395 million to RMB410 million (US$63.6 million to US$66.0 million). Excluding share-based compensation expense and any loss or gain from foreign currency translation as well as their related tax impact, the Company’s non-GAAP fully diluted earnings target for the second quarter of 2013 is in the estimated range of RMB2.20 to RMB2.35 per common share (US$0.71 to US$0.76 per ADS). The Company expects total share-based compensation expense in the second quarter of 2013 to be approximately RMB15 million to RMB16 million (US$2.4 million to US$2.6 million).

Other Company News
In March 2013, the Company discontinued the publication of 51job Weekly in Shenzhen but continues to maintain its facilities and all other operations in the city.

Currency Convenience Translation
For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB6.2108 to US$1.00, the noon buying rate on March 29, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

Conference Call Information
Management will hold a conference call at 9:00 p.m. Eastern Time on May 9, 2013 (9:00 a.m. Shanghai / Hong Kong time zone on May 10, 2013) to discuss its first quarter 2013 financial results, operating performance and business outlook. To dial in to the call, please use conference ID 4615904 and the following telephone numbers:

US: +1-888-549-7750

Hong Kong: +852-3009-5027

International: +1-480-629-9722

The call will also be available live and on replay through 51job’s investor relations website, http://ir.51job.com. Please go to the website at least fifteen minutes early to register or install any necessary audio software.

Use of Non-GAAP Financial Measures
To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of income before income tax expense, income tax expense, adjusted net income, adjusted earnings per share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude share-based compensation expense and loss from foreign currency translation as well as their related tax impact. The Company believes excluding share-based compensation expense and its related tax impact from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding loss from foreign currency translation and its related tax impact from its non-GAAP financial measures is useful for its management and investors as such translation loss is not indicative of the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and loss from foreign currency translation, as well as their related tax impact, are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

About 51job
51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Through online recruitment services at www.51job.com and print advertisements in 51job Weekly, 51job enables enterprises to attract, identify and recruit employees and connects millions of job seekers with employment opportunities. 51job also provides a number of other value-added human resource services, including business process outsourcing, training, executive search and compensation and benefits analysis. 51job has a call center in Wuhan and a nationwide sales office network spanning 25 cities across China.

Safe Harbor Statement
Statements in this release regarding targets for the second quarter of 2013, future business and operating results constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the second quarter of 2013; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic, regulatory and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the second quarter of 2013 or as a result of new information, future events or otherwise.

51job, Inc.
Consolidated Statements of Operations and Comprehensive Income

	For the Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Online recruitment services	229,079	248,031	39,935
Print advertising	47,808	24,802	3,993
Other human resource related revenues	103,925	107,542	17,316

Total revenues	380,812	380,375	61,244
Less: Business and related tax	(17,195)	(15,646)	(2,519)

Net revenues	363,617	364,729	58,725
Cost of services (Note 2)	(100,333)	(99,363)	(15,998)

Gross profit	263,284	265,366	42,727

Operating expenses:
Sales and marketing (Note 3)	(90,369)	(101,433)	(16,332)
General and administrative (Note 4)	(42,151)	(48,420)	(7,796)

Total operating expenses	(132,520)	(149,853)	(24,128)

Income from operations	130,764	115,513	18,599
Loss from foreign currency translation	(162)	(1,401)	(226)
Interest and investment income	14,214	17,277	2,782
Other income	14	140	23

Income before income tax expense	144,830	131,529	21,178
Income tax expense	(24,322)	(22,737)	(3,661)

Net income	120,508	108,792	17,517

Other comprehensive income:
Currency translation adjustments	(3)	3	0

Comprehensive income	120,505	108,795	17,517

Earnings per share:
Basic	2.11	1.88	0.30
Diluted	2.03	1.82	0.29
Earnings per ADS (Note 5):
Basic	4.22	3.76	0.61
Diluted	4.06	3.64	0.59
Weighted average number of common shares outstanding:
Basic	57,125,048	57,902,999	57,902,999
Diluted	59,340,782	59,701,301	59,701,301

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2108 on March 29, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Includes share-based compensation expense of RMB1,702 and RMB2,156 (US$347) for the three months ended March 31, 2012 and 2013, respectively.

3.	Includes share-based compensation expense of RMB1,463 and RMB1,854 (US$298) for the three months ended March 31, 2012 and 2013, respectively.

4.	Includes share-based compensation expense of RMB8,497 and RMB9,450 (US$1,522) for the three months ended March 31, 2012 and 2013, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	March 31, 2012	March 31, 2013	March 31, 2013
(In thousands, except share, per share and per ADS data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before income tax expense	144,830	131,529	21,178
Add back: Share-based compensation expense	11,662	13,460	2,167
Add back: Loss from foreign currency translation	162	1,401	226

Non-GAAP income before income tax expense	156,654	146,390	23,571
GAAP income tax expense	(24,322)	(22,737)	(3,661)
Tax impact of share-based compensation expense and loss from foreign currency translation	—	(1)	(0)

Non-GAAP income tax expense	(24,322)	(22,738)	(3,661)

Non-GAAP adjusted net income	132,332	123,652	19,910

Non-GAAP adjusted earnings per share:
Basic	2.32	2.14	0.34
Diluted	2.23	2.07	0.33
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	4.63	4.27	0.69
Diluted	4.46	4.14	0.67
Weighted average number of common shares outstanding:
Basic	57,125,048	57,902,999	57,902,999
Diluted	59,340,782	59,701,301	59,701,301

Notes:

1.	The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2108 on March 29, 2013 in New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	As of
	December 31,	March 31,	March 31,
	2012	2013	2013
(In thousands, except share and per share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	1,122,557	1,002,972	161,488
Restricted cash	14,468	59,043	9,507
Short-term investments	1,408,845	1,805,244	290,662
Accounts receivable (net of allowance of RMB3,260 and RMB3,494 as of December 31, 2012 and March 31, 2013, respectively)	52,688	41,607	6,699
Prepayments and other current assets	280,242	250,068	40,264
Deferred tax assets, current	8,643	5,343	860

Total current assets	2,887,443	3,164,277	509,480

Property and equipment, net	280,657	278,973	44,917
Intangible assets, net	3,919	3,498	563
Other long-term assets	69,343	67,052	10,796
Deferred tax assets, non-current	—	392	63

Total non-current assets	353,919	349,915	56,339

Total assets	3,241,362	3,514,192	565,819

LIABILITIES
Current liabilities:
Accounts payable	17,146	25,231	4,062
Salary and employee related accrual	48,450	27,653	4,452
Taxes payable	65,858	68,199	10,981
Advance from customers	338,330	394,499	63,518
Other payables and accruals	103,565	183,446	29,536

Total current liabilities	573,349	699,028	112,549

Deferred tax liabilities, non-current	1,985	2,121	342

Total liabilities	575,334	701,149	112,891

Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 57,786,679 and 58,260,065 shares issued and outstanding as of December 31, 2012 and March 31, 2013, respectively)	48	48	8
Additional paid-in capital	1,152,174	1,190,394	191,665
Statutory reserves	6,944	6,944	1,118
Accumulated other comprehensive income	1,629	1,632	263
Retained earnings	1,505,233	1,614,025	259,874

Total shareholders’ equity	2,666,028	2,813,043	452,928

Total liabilities and shareholders’ equity	3,241,362	3,514,192	565,819

Note 1:
The conversion of Renminbi amounts into U.S. dollar amounts is based on the noon buying rate of US$1.00 to RMB6.2108 on March 29, 2013 in
New York for cable transfers of Renminbi as set forth in the H.10 weekly statistical release of the Federal Reserve Board.